UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Earnings release of Natura &Co Holding S.A. for the nine-month period ended September 30, 2021.
2.	Earnings presentation of Natura &Co Holding S.A. for the nine-month period ended September 30, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
Name:	Guilherme Strano Castellan
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: November 12, 2021

Item 1

Earnings release of Natura &Co Holding S.A. for the nine-month period ended September 30, 2021.

São Paulo, November 11, 2021.

Q3-21: Natura &Co reports revenue of -4.2%1 vs. Q3-20, its highest-ever comparable, and strong growth of +20.7%2 vs. Q3-19 (pre-pandemic)

Despite market headwinds, Avon’s integration has been accelerated and synergies remain on track

Natura &Co launches a share repurchase program of up to R$ 1.5 billion and evaluates a primary listing on NYSE

•	Natura &Co’s Q3 consolidated net revenue was R$9.5 billion, -4.2%[1] vs. Q3-20 in BRL (-4.5%[1] at constant currency “CC”) compared to a record-high Q3-20, which was up by 26.0%[1,2] (+6.7%[1,2] at CC), and reflecting a challenging external environment in many of our key markets. Compared to Q3-19 (pre-pandemic), Q3-21 net revenue was up a very strong 20.7%[2] (+0.7%[2] at CC), accelerating in relation to Q2 over the same period. In the first 9 months, in line with our guidance, net revenue was R$28.5 billion, +14.4% vs. 9M20 (+8.0% at CC), and 22.5%[2] vs. 9M19 (+0.4%[2] at CC), ahead of the average of the global CFT[3] market, resulting in market share gains in key markets.

•	Natura &Co Latam’s Q3 net revenue was -2.4%[1] vs. Q3-20 (-3.2%[1] at CC). Compared to Q3-19 (pre-pandemic), net revenue was up by a strong 18.2%[2] (+7.9%[2] at CC). In 9M21, net revenue was up +14.4% vs. 9M20 (+11.5% at CC) and +20.3%[2] vs. 9M19 (+10.0%[2] at CC). Market share in the region remained slightly positive year-to-date, despite significant gains last year (+0.7 pp), notably in Brazil. In the quarter, Natura’s brand power reached its highest level, while the Avon brand continued to advance and was above its Q3-20 level. Consultant/representative loyalty and satisfaction at both brands also reached their highest-ever levels. At Natura, the number of consultants now actively using social selling tools reached 52%[4] (vs 32% pre-pandemic, Jan-20), while Avon’s e-commerce platform continued to be extended to the Hispanic markets. Avon’s new commercial model, a key pillar of its turnaround, has been fully implemented in Brazil. Adjustments to the model are still underway, similar to what Natura experienced in 2017; in Q3, the model was implemented in Ecuador, with Colombia and Central America scheduled for early 2022. This should enable acceleration of revenue synergies through Wave 2 of cross-selling and up-selling of Natura and Avon.

•	Avon International’s Q3 net revenue was -14.3%[1] vs. Q3-20 (-13.5%[1] at CC). Compared to Q3-19 (pre-pandemic), net revenue was +2.4%[2] (-22.1%[2] at CC). In 9M21, net revenue was up by +6.3% vs. 9M20 (-2.9% at CC) and +5.4%[2] vs. 9M19 (-23.1%[2] at CC). Key markets such as the UK, South Africa and the Philippines gained market share this quarter and in the first nine months, showing better relative performance despite overall consumption contraction due to uneven Covid recovery. The new commercial model, mirroring Natura’s segmentation approach, is now being implemented across Avon International’s top 9 markets, after successful pilots in South Africa and the Nordics. Investments in digital made since the acquisition are supporting the increase in adoption of social selling at Avon International, already reaching 15% vs. 3% pre-pandemic, which will converge into one single platform, Avon On, to be scaled up in 2022. Online sales were up by +19% vs. Q3-20. To enable both initiatives, significant progress was made in streamlining the operational model across all markets: standardization of campaign cycles, optimized resource allocation with key markets serving as hubs and an approximately 20% reduction of non-strategic SKUs, generating a run rate in savings of over $100 million, as included in our long-term guidance. Further focus on the Avon brand, cult products and gifting will be reinforced in 2022. Avon total sales (Latam + International) were up +10.7% in 9M21 vs 9M20 (+3.4% at CC), thus making this the first cumulative 9-month period of growth for the Avon brand over the last 5 years, highlighting the first positive steps of its turnaround plan.

___________________

1 Excludes the phasing effect of the cyber incident that increased Q3-20 consolidated net revenue by R$ 454 million (R$393 million at Natura &Co Latam and R$ 61 million at Avon International)

2 For comparison purposes,2019 figures include Avon Products, Inc, on an aggregated basis in IFRS.

3 Cosmetics, Fragrance and Toiletries market performance: Company estimate based on global peers’ average net revenue vs prior year of approx. +9.9% in 9M-21 (in reported FX), as reported by the companies or estimates published on Bloomberg for those who have not yet reported.

4 Consultants who used social selling tools in the last 120 days

•	The Body Shop’s Q3 net revenue grew +0.4% vs. Q3-20 (-1.2% at CC). Compared to Q3-19 (pre-pandemic), net revenue was up by a strong +52.5% (+7.1% at CC). In 9M21, net revenue was up by 20.6% vs. 9M20 (+7.1% at CC), and +49.4% vs. 9M19 (+1.9% at CC). The quarter saw continued channel rebalancing with the reopening of retail stores, online and At-Home channels are still double pre-pandemic levels, despite supply-chain challenges in certain markets. Deployment of the new store concept resumed, with 100 stores expected to be renovated by year-end. Stores converted into the new concept see a sales uplift of over 10% compared with the rest of the stores. The head franchisee channel is gradually picking up and September posted the highest revenue since January 2020. The ESG agenda is advancing with the continued roll-out of refill stations in stores across the world, with over 300 expected to be in place by year-end, and the relaunch of the iconic Body Butter line with 100% vegan formulation, with a new, more premium price positioning and sustainable packaging (100% recycled plastic and aluminum). Building on the cross-sell and upsell opportunity between our brands, we are developing a plan to launch The Body Shop At Home in Russia, leveraging Avon’s presence in that market.

•	Aesop’s Q3 net revenue increased +12.0% (+14.2% at CC). Compared to Q3-19 (pre-pandemic), net revenue was up by a very strong +87.3% (+36.8% at CC). In 9M21, net revenue was +39.8% (+27.5% at CC), and +100.6% vs. Q3-19 (+40.4% at CC). Aesop continues to show strong momentum, posting revenue growth against a tough comp in Q3-20, despite supply-chain challenges in certain markets. Aesop’s omnichannel model was further consolidated with the continued growth of online sales, up + 174.4% vs Q3-19 (down -7.1% vs. a very hard comp in Q3-20) and the launch of new signature stores in Hong Kong, Seoul, Edinburgh and Taipei. Steady progress has been made on the China entry plan with brand activation scheduled and go-to-market scheduled by H2-2022. Product registration is ongoing, while a Good Manufacturing Practice (GMP) certificate has been awarded to plants in Victoria, Australia and investments in digital are being stepped up for the omnichannel entry strategy.

•	Natura &Co’s digital sales grew sequentially in the quarter. Digitally-enabled sales, which include online sales (e-commerce + social selling) and relationship selling using our main digital apps, reached 52% of total revenue, compared to 46% in Q3-20, when all non-digital channels shut down, and to 37% pre-pandemic (Q3-19).

•	Online sales accounted for 9.4% of total sales in Q3-21, compared to 10.2% in Q3-20, resulting from the partial reopening of the global economy and customers returning to traditional channels. However, the share of online sales is 3x above pre-pandemic levels. At Natura, online sales grew 13.3%, while at Avon globally, they were up by +14.0% compared to last year. Aesop’s total online sales reached 20% of net revenue, down from 22% in Q3-20 but twice above their Q3-19 level (pre-pandemic), and The Body Shop’s online and At- Home channels accounted for 31% of total sales, down from 44% in Q3-20, but 2.1x above Q3-19 level. As expected, the quarter showed a rebalancing of channels, with retail regaining momentum.

•	Relationship selling using apps: At Avon International, adoption of the Avon On app has posted consistent and sustained growth over the last 7 quarters, reaching 15% of total representatives, or 5x pre-pandemic levels. At Natura in Latam, the average number of consultants sharing content increased by 21% vs. Q3-20 when strict lockdowns were in place and was nearly 4x higher than pre-pandemic levels (Q3-19). Orders through the 1.5 million+ consultant online stores (vs. 1 million+ in Q3-20) in the region stood at 2x above their Q3-19 level.

•	&Co Pay at Natura in Brazil posted above-target growth in both number of accounts, reaching approximately 300,000, and Total Payment Volume (“TPV”) is ahead of the R$4 billion annualized estimate, supported by accelerated adoption of the instant payment service (Pix) launched in Q2 and the processing of all sales to consultants via credit card, initiated this quarter.

•	Product Innovation: Important launches in the quarter include technological skin care breakthroughs across most brands: Chronos Super Sérum Wrinkle Reducer by the Natura brand, combining Brazilian biodiversity prebiotics. Avon introduced the Anew Renewal Power Serum, containing its exclusive Protinol technology to smoothen lines and firm skin. Aesop launched Parsley Seed Anti-Oxidant Intense Serum, to hydrate and fortify the skin, with natural ingredients such as Red Algae and Tara Gum. The Body Shop launched a new hair repair line powered by new Vegan Silk Protein, leveraging Natura’s R&D, with over 90% natural ingredients and 100% recycled packaging.

•	Natura &Co’s Q3 consolidated adjusted EBITDA was R$819.1 million, with margin of 8.6% (-620 bps), sequentially higher than Q2-21 (R$811.2 million and 8.5% margin). Both 2021 and 2020 margins reflected several impacts related to a challenging operating environment. In Q3-21, 570 bps in synergies and revenue management gains fully offset a 530 bps impact from inflationary and foreign currency pressure. Other temporary business pressures, notably sales deleverage, reduced margin by an additional 280 bps and higher investments to accelerate growth lowered margin by a further 90 bps, consistent with our business plan. In addition, Q3-20 adjusted EBITDA margin benefited from 300 bps from pandemic-related one-off effects of cost containment and government support, as well as the phasing of sales from the cyber incident. Excluding the effects from the challenging operating environment in both years, adjusted EBITDA margin would have increased by 10 bps this quarter. Reported EBITDA was R$953.9 million, with margin of 10.0% (-400 bps). In 9M21, adjusted EBITDA margin stood at 9.1% (-190 bps) and reported EBITDA margin was 8.5% (-50 bps).

•	Natura &Co Latam’s Q3 adjusted EBITDA margin was 9.6% (-690 bps). 750 bps of gains from synergies and revenue management nearly offset an 830 bps impact from raw material inflation and foreign currency headwinds. Other temporary business pressures, notably sales deleverage, reduced margin by an additional 390 bps and higher investments to accelerate growth lowered margin by a further 140 bps, consistent with our business plan. In addition, Q3-20 adjusted EBITDA margin benefited from phased sales from the cyber incident (160 bps), which partially offset one-off costs (90 bps). Excluding this effect in Q3-20, adjusted EBITDA margin would have decreased by 10 bps this quarter. In 9M21, adjusted EBITDA margin stood at 10.8% (-90 bps).

•	Avon International’s Q3 adjusted EBITDA margin was 3.9% (-350 bps) as a 590 bps benefit from synergies and revenue management gains fully offset a 570 bps impact from inflation, foreign currency pressures and sales deleverage. Another 230 bps in higher investments in digital and IT to accelerate growth, consistent with our business plan, were fully offset by 230 bps in temporary cost savings. In addition, Q3-20 adjusted EBITDA margin benefited from pandemic-related one-off effects of cost containment and phased sales from the cyber incident (380 bps). Excluding the one-off effects in Q3-20, adjusted EBITDA margin would have increased by 10 bps this quarter. In 9M21, adjusted EBITDA margin stood at 4.1% (-160 bps).

•	The Body Shop’s Q3 EBITDA margin was 18.0% (-430 bps), including 310 bps in one-off cost savings, which offset 60 bps of higher investments to accelerate growth, consistent with our business plan. In addition, Q3-20 adjusted EBITDA margin benefited from one-off pandemic-related effects, such as cost containment and government support (570 bps), and also from the Japan business buyback (100 bps). Excluding these effects, EBITDA margin would have decreased by 10 bps this quarter. In 9M21, EBITDA margin was 15.3% (-270 bps).

•	Aesop’s Q3 EBITDA margin was 19.6% (-1,170 bps), impacted by planned higher investments in digital, categories and geographic expansion to accelerate growth (-680 bps), consistent with our business plan, and other business pressures for 170 bps, partially offset by 600 bps in sales leverage. In addition, Q3-20 EBITDA margin benefited from pandemic-related effects such as cost containment and government support (910 bps). Excluding these effects, EBITDA margin would have been stable this quarter. In 9M21, EBITDA margin was 22.5% (-500 bps).

•	Net income was R$272.9 million in Q3, compared to R$381.7 million in Q3-20. Underlying net income was R$324.9 million, compared to R$607.8 million in Q3-20. In 9M21, net income reached R$352.6 million, compared to a loss of R$827.6 million in 9M20, while underlying net income reached R$867.3 million, up from R$153.1 million in 9M20.

•	Synergies captured in Q3 accelerated to US$ 61 million, helping to partially offset raw material inflation pressure and foreign currency headwinds. Synergies were driven by administrative, cost reduction and procurement. Costs to achieve of US$13 million in Q3. In 9M21, synergies captured totaled US$138 million, incurring costs of US$54 million, on track with estimates for the year.

•	Robust cash position of R$5.4 billion and continued deleveraging, aiming to achieve investment grade rating. Consolidated net debt-to-EBITDA ratio of 1.83x, down from 3.0x in Q3-20. In October, the Company entered into a revolving credit facility (“RCF”) in the amount of up to US$625 million for 3 years, enhancing its liquidity profile, another important step toward investment grade.

•	Natura &Co is launching a share repurchase program of up to R$1.5 billion, underscoring its commitment to returning value to shareholders. It is also evaluating switching to a primary listing on NYSE, maintaining its current dual listing with BDRs in Brazil, to underscore its increasingly global profile with more than 70% of revenue now coming from outside of Brazil, amplify its 2030 Sustainability Agenda and optimize its corporate structure.

•	ESG agenda: Natura &Co led a call to action to world leaders at the COP26 summit to address not just climate change, but also nature. Natura &Co is strongly pushing for the creation of a carbon market with effective mechanisms put in place, and for an Agreement on Nature similar in scope and significance to the Paris Agreement on climate change, and also launched the PlenaMata platform, aiming to mobilize people, businesses, institutions and communities to work together for forest conservation and ending deforestation in the Amazon. Further progress was made on our 2030 Commitment to Life targets, reaching our target on full gender balance in senior leadership ahead of the 2023 deadline.

1. Management commentary

“Natura &Co’s third-quarter performance, as expected, reflects the record-high comparable base we faced in the same period last year and a tough external environment, with continuing and uneven effects from the pandemic in key markets, rising inflation and localized supply chain and freight disruption. But with double-digit sales growth both over nine months and on a two-year stack, Natura &Co has outperformed the global CFT market and gained market share over the period, demonstrating the underlying strength of the business. Over nine months, Natura &Co also posted robust net income and continued deleveraging.

Despite this challenging environment, Natura &Co continued in the quarter to make major advances on key strategic initiatives that will fuel future growth. A key highlight is the progress made on Avon’s turnaround, with the start of the implementation of the new commercial model and an acceleration in digital tools. For the first time in 5 years, total sales of the Avon brand, encompassing both operations in Latin America and in international markets, showed growth of 10.7% (3.4% in constant currency) in the first nine months of the year vs the same period last year, underscoring initial gains from the transformation plan. Planned synergies are fully on track, with 40% of the overall target already achieved by the end of this year, helping us offset raw material inflation and foreign currency headwinds.

The Group’s digitalization also continued to make major headway. Digitally-enabled sales are now more than half of the Group’s total sales, even as we observe a rebalancing between channels as store activity picks up post-lockdown. Our digital payments system, &Co Pay, posted above-target growth in both number of accounts, reaching nearly 300,000, and Total Payment Volume, ahead of the R$4 billion annualized estimate, paving the way for accelerated roll-out in Latin America next year.

Natura &Co and its brands and businesses will continue building on these initiatives in 2022. Avon’s commercial model will be further rolled out and enhanced both in Latin America and in international markets, enabling acceleration of cross-selling and up-selling across the Natura and Avon brands, further boosting loyalty and satisfaction indices. Beyond Latam, this opportunity will be tested in Russia with The Body Shop At Home, leveraging Avon’s strong relationship selling presence. The Body Shop will continue to roll out its new store concept and refill stations across stores, while Aesop is making important headway on its China entry plan, with brand activation and go-to-market planned for the second half of 2022.

Underscoring our strong cash position and capital allocation policy that aims to balance investments for growth and return to shareholders, we are launching a share repurchase program of up to 1.5 billion Reais. And to emphasize its increasingly global profile with operations in over 100 countries, Natura &Co is also evaluating a switch to a primary listing on NYSE, while maintaining the current dual listing in Brazil through a BDR program. Among other benefits, this will notably allow Natura &Co to reinforce its position as a global company, amplify its sustainability agenda while accessing a broader investor base and increasing liquidity of its shares.

In line with its strong environmental commitment, Natura &Co led a call to action to world leaders at the COP26 summit to address not just climate change, but also nature, recognizing that without the Amazon and other forests, we will not reach net zero emissions or achieve the goals of the historic climate agreement. We are strongly pushing for the creation of an effective carbon market and for an Agreement on Nature similar in scope and significance to the Paris Agreement on climate change. To back up our words with action, we launched the PlenaMata platform, which aims to mobilize people, businesses, institutions, and communities to work together for forest conservation and end deforestation in the Amazon.

After recent business updates, we remain confident about our top line guidance of high-single digit growth, which is expected to be above the CFT market. Synergies remain on track, but some are now being used to offset the impacts of a challenging and unforeseen operating environment, such as inflationary pressure, supply chain disruption and further FX impacts. We will continue to see EBITDA margin progression over time, achieving mid-teens by 2024 at group level (vs 2023 initially), as per the updated guidance disclosed. This will also better align with our synergy’s timeline and our guidance for Avon International, which remains on track for 2024.

With key initiatives underway both on the business and environmental front, Natura &Co is again demonstrating its purpose-driven approach to create value for all stakeholders.”

2.Covid-19 update

The Company continues to closely monitor the evolution of the Covid-19 pandemic worldwide, particularly in key markets in which it operates. The Crisis Committee created in Q2-20 continuously analyzes the situation and acts to minimize impacts, ensure continuity of operations, protect cash and improve liquidity. Natura &Co also continues to be attentive to the health and safety of its employees, consultants and representatives and customers.

Key impacts on the business

Lockdown restrictions: In the third quarter of 2021, certain Natura &Co markets continued to be impacted by the pandemic, with several remaining in or re-entering lockdowns. Online sales accounted for 9% of total sales, compared to 10% in Q3-20, resulting from the return of customers to traditional channels, as the global economy gradually normalizes. However, the share of online channels remains over three times above pre-pandemic levels.

o	Natura &Co Latam: Most stores were open in the quarter, albeit operating with certain restrictions. The adoption of digital assets by consultants continued to drive their performance. In Brazil, government aid payments only resumed in April and were significantly reduced compared to 2020, which combined with rising inflation, impacted disposable income and discretionary spending.

o	Avon International: Certain key markets in Central Eastern Europe, notably Russia and Poland, and South Africa continued to be impacted by Covid-19. Avon International gained market share in certain markets compared to Q3-20.

o	The Body Shop: Retail sales were impacted in important markets by mandatory store closures, especially in Australia, resulting in 9% in lost store days. As expected, the quarter showed a rebalancing of channels, with retail regaining momentum.

o	Aesop: The company was also impacted by partially closed markets, such as Australia, Japan, Germany and Malaysia, resulting in about 15% lost store days. However, sales expanded significantly with an expected rebalancing of channels, with retail regaining momentum.

3. Results analysis

The Group segmentation
is composed of:

•     Natura &Co Latam, which includes all the brands in Latin America: Natura, Avon, The Body Shop and Aesop

•     Avon international, which includes all markets, excluding Latin America

•      The Body Shop ex-Latin America, and

•      Aesop ex-Latin America

In addition, results and analysis for the periods under comparison include the effects of the fair market value assessment as a result of the business combination with
Avon as per the Purchase Price Allocation – PPA

CONSOLIDATED NET REVENUE IN Q3-21 AND 9M-21

Q3-21 consolidated net revenue decreased by 4.2% year-on-year in BRL (-4.5%at CC) excluding cyber effects in Q3-20, reflecting a challenging external environment in many of our key markets and a record-high comparable base, as Q3-20 was up by 26.0%5 ex-cyber effects (+11.6%5 at CC). Compared to Q3-19 (pre-pandemic), Q3-21 net revenue was up a very strong 20.7%5[1](+0.7%5 at CC), accelerating in relation to Q2 over the same period.

In the first 9 months, in line with our guidance, net revenue was R$28.5 billion, +14.4% vs. 9M20 (+8.0% at CC), and 22.5%5 vs. 9M19 (+0.4%5 at CC ), ahead of the average of the global CFT market, resulting in market share gains in key markets.

Over 70% of our net revenue is in currencies outside Brazil, including developed markets currencies (G-10). Net revenue breakdown by currency is set out below:

GROSS MARGIN

Consolidated gross margin in Q3-21 stood at 65.3%, +80 bps vs. Q3-20. 9M-21 gross margin reached 65.1%, +100 bps vs. Q3-20.

Excluding PPA effects on costs of goods sold (COGS) of R$0.4 million in Q3-21 and R$9.2 million in Q3-20, gross margin stood at 65.3% in Q3-21, +70 bps vs Q3-20. In 9M-21, gross margin excluding PPA effects reached 65.2%, +60 bps vs. 9M-20.

Q3-21: excluding PPA effects at Natura &Co Latam and Avon International

9M-21: excluding PPA effects at Natura &Co Latam and Avon International

_________________

5 For comparison purposes, 2019 figures include Avon Products, Inc, on an aggregated basis in IFRS.

•	Natura &Co Latam’s Q3-21 gross margin excluding PPA effects was 61.1% (+20 bps), as pricing/sales mix and synergies more than offset raw material inflation pressure and foreign currency headwinds in Brazil.

•	Avon International’s Q3-21 gross margin excluding PPA effects was 61.3% (+100 bps) as the favorable pricing/sales mix offset higher supply chain costs.

•	The Body Shop’s Q3-21 gross margin stood at 77.7% (-170 bps), mainly due to raw material inflation pressure and supply chain disruptions effects.

•	Aesop’s Q3-21 gross margin was 90.9% in Q3-21, +70 bps compared to Q3-20, driven by channel rebalancing, notably retail reopening.

Gross margin was pressured by rising commodity and freight costs as well as foreign currency headwinds, mainly concentrated in Latin America. Commodities such as palm oil, plastic resins and pulp and paper have increased 55%, 65% and 94% respectively, while maritime freight costs increased by 370% compared to Q3-20.

CONSOLIDATED EBITDA

Both 2021 and 2020 margins reflected several impacts related to a challenging operating environment. In Q3-21, 570 bps in synergies and revenue management gains fully offset a 530 bps impact from inflationary and foreign currency pressure. Other temporary business pressures, notably sales deleverage, reduced margin by an additional 280 bps and higher investments to accelerate growth lowered margin by a further 90 bps, consistent with our business plan. In addition, Q3-20 adjusted EBITDA margin benefited from 300 bps from pandemic-related one-off effects of cost containment and government support, as well as the phasing of sales from the cyber incident.

Excluding the effects from the challenging operating environment in both years, adjusted EBITDA margin would have increased by 10 bps this quarter, as demonstrated in the chart below:

Reported EBITDA was R$953.9 million in Q3-21 with margin of 10.0% (-400 bps vs. Q3-20). Adjusted EBITDA was R$819.1 million, with an adjusted margin of 8.6% (-620 bps).

Q3-21: Adjusted EBITDA

9M-21: Adjusted EBITDA

1.	Transformation Costs and Costs to Achieve Synergies (CTA) of R$105.1 million in Q3 and R$420.5 million in 9M include:

I.	Transformation costs in Q3-21 of R$44.1 million at Avon International and R$3.6 million at corporate level. In 9M-21, they reached R$246.5 million at Avon International and R$5.9 million at corporate level.

II.	Costs to achieve synergies in Q3-21 of R$51.7 million at Natura &Co Latam and R$5.8 million at corporate level. In 9M-21, they stood at R$145.5 million at Natura &Co Latam and R$22.7 million at corporate level.

2.	Avon acquisition-related expenses: Non-recurring costs associated with the Avon acquisition incurred in 9M-20.

3.	Tax credits, recoveries and provision reversal: Non-recurring tax recoveries from previous years, related to ICMS taxes applied on the base of Pis and Cofins taxes, tax amnesty and tax subsidies in Brazil.

4.	Non-recurring inventory PPA impacts in 9M-20: Non-cash, non-recurring inventory PPA impact, resulting from a step-up in inventory value (in the cost of goods sold), at both Natura &Co Latam and Avon International.

SG&A EXPENSES

Excluding PPA effects on SG&A expenses, consolidated Selling, Marketing & Logistics expenses reached 44.2% of net revenue (+390 bps vs. Q3-20), while Administrative, R&D, IT and Project expenses reached 16.6% of net revenue, (+280 bps vs Q3-20).

The increase in SG&A in Q3-21 is due to sales deleverage, inflationary impacts, higher freight costs, foreign currency headwinds and higher investments to accelerate growth at Natura &Co Latam and Avon International, and higher investments in digital, categories and geographic expansion to accelerate growth at Aesop. In addition, Q3-20 benefited from 140 bps from pandemic-related one-off effects of cost containment and government support.

Q3-21: excluding PPA effects at Natura &Co Latam and Avon International

9M-21: excluding PPA effects at Natura &Co Latam and Avon International

FINANCIAL INCOME AND EXPENSES

Net financial expenses were R$293.0 million in Q3-21, relatively stable vs. Q3-20, due to lower interest expenses from liability management and higher financial income from the increase in interest rate in Brazil, partially offset by the negative effects of devaluation of the Brazilian Real in the quarter.

The following table details the main changes in our financial income and expenses:

UNDERLYING NET INCOME (UNI) AND NET INCOME

Q3-21 Underlying Net Income was R$324.9 million, down from a positive R$607.8 million in Q3-20, before PPA effects of R$88.7 million and Avon acquisition-related effects of R$(140.7) million, which include: i) transformation expenses/CTA of R$(105.1) million, ii) discontinued operations of R$(38.9) million and positive non-controlling interests of R$3.3 million.

Q3-21 reported net income was R$272.9 million, a decrease from R$381.7 million in Q3-20, mainly impacted by lower EBITDA, largely offset by lower income tax expense and one-time tax benefits, including tax credit recoveries in Brazil.

FREE CASH FLOW AND CASH POSITION

Cash flow was an outflow of R$672.9 million in Q3-21, as expected, due to a challenging operating environment and continued and uneven Covid-19 impacts. Consumption in Q3 was mainly related to higher: i) working capital investments, primarily related to an increase in inventory, partially offset by extended payables; ii) Capex, due to a resumption of investments across the businesses.

CAPITAL STRUCTURE AND LIABILITY MANAGEMENT

In October, the Company entered into a revolving credit facility (“RCF”) through its subsidiary Natura &Co Luxembourg Holdings, in the amount of up to US$625 million for a period of 3 years, with the option to extend for one additional year. The RCF is guaranteed by the Company and its subsidiary Natura Cosméticos. The credit line represents an additional source of liquidity, allowing the Company and its subsidiaries more efficient cash management while enhancing the Company’s liquidity profile.

STRONG DELEVERAGING AT BOTH NATURA &CO HOLDING AND NATURA COSMÉTICOS

Natura &Co Holding’s consolidated net debt-to-EBITDA ratio stood at 1.83x in Q3-21, significantly down from 3.00x in Q3-20, including the effects of IFRS-16 (excluding IFRS-16: 2.74x in Q3-21 vs. 4.31x in Q3-20).

Natura Cosméticos’ net debt-to-EBITDA ratio stood at 1.32x in Q3-21 vs. 1.03x in Q3-20, including the effects of IFRS-16 (excluding IFRS-16: 1.84x in Q3-21 vs. 1.33x in Q3-20).

In the quarter, the Company paid the total amount of R$2,135.6 million related to the settlement of Natura Cosméticos’ debentures, of which i) R$1,827.3 million referred to the 7th issuance, and ii) R$308.3 million referred to the 9th issuance, both maturing in September.

Indebtedness ratios excluding IFRS 16 effects in 2020 and Q1-21 for Natura &Co Holding were restated. This has no impact on Natura Cosméticos’ ratios or on reported ratios (which include the effects of IFRS 16). The graph below demonstrates the deleverage trajectory with the difference between restated ratios and those published in previous periods.

4. Performance by segment

NATURA &CO LATAM: Higher “brand power” for both brands

Q3 net revenue: -2.4%6 in BRL vs. Q3-20 (-3.2%6 at CC), against a very strong comparable, when net revenue was up by 21.2% 6,7 (+12.6%6, 7 at CC). Compared to Q3-19 (pre-pandemic), net revenue was up by a strong 18.2%7 (+7.9%7 at CC), driven by a very strong performance by the Natura and Avon brands, notably in Hispanic Latam, resulting in market share gains in the nine months compared to the previous year in the region. 9M21 net revenue: +14.4% in BRL vs. 9M20 (+11.5% at CC), and +20.3%7 compared to 9M19 (+10.0%7 at CC).

Avon’s integration in Latin America is on track, with important progress in administrative, cost reduction and procurement.

The Natura brand’s revenue in Brazil this quarter was -16.5%, on the back of the toughest comparable ever in Q3-20 (+30.5%). Compared to Q3-19, revenue was up by 8.9%, outperforming the CFT market. The quarter saw a continued increase in Brand Power, reaching the highest-ever level and strengthening its number one position in CFT in Brazil. The brand also recorded market share gains in the year.

Productivity per consultant was down 21.7% in the quarter, heavily impacted by the exceptionally tough comp of +30.5% revenue growth in Q3-20, when productivity was up by +13.8%. However, productivity of Silver, Gold and Diamond consultants combined, representing the largest part of total sales, increased by +8.7% compared to Q3-19, demonstrating the sustainable health of this group. The number of consultants is stable compared to the year-ago period, attesting to our strong value proposition. These consultants are gradually building up their activity and are expected to progress in productivity over time, and the consultant loyalty index in Brazil remained at the highest-ever level achieved in Q2.

Important launches in the period include Chronos Super Sérum Wrinkle Reducer, which was sold-out at its launch event. It is a powerful triple action treatment that restructures the skin and visibly reduces all types of wrinkles. The exclusive technology combines Brazilian biodiversity prebiotics (Jatobá and Casearia) with a potent probiotic, to stimulate the production of collagen, elastin and hyaluronic acid. Continuing the successful relaunch of the Ekos brand, Natura launched a fragrance featuring for the first time Ishpink, a bio-active from the Equatorial Amazon forest. Ishpink leaves are harvested twice a year by producers supported by the Chankuap Resources for the Future Foundation, who fight along with Natura to regenerate the forest.

In Hispanic Latam, the Natura brand’s 16.6% strong growth (+20.5% at CC) was on top of an even stronger +65.7% growth in Q3-20 (+32.7% in CC), and was supported by all markets, notably Argentina, Chile and Mexico and all categories, notably fragrances and body care. Productivity per consultant increased and the consultant base expanded +12.4%, reaching 853,000. The quarter ended with a significantly higher consultant loyalty index.

Online sales (e-commerce + social selling): At the Natura brand in Latin America (Brazil and Hispanic Latam), online sales were up 13% vs Q3-20, notably driven by consultants’ online stores and stronger growth in Brazil. Natura launched an interactive platform in Brazil whereby consultants can watch the live Christmas launch events online and shop exclusive offers without leaving the screen, and a live shopping platform is being tested, which also allows customers to shop online on the same screen on which they watch the live events presented by our social media influencer consultants.

In Brazil, the sales brochure named Minha Natura, which is a cyclical magazine dedicated to consultants only with special promotions, has been discontinued in paper format and has become a digital brochure. This allows for individualization of offers and reduces the time-to-market of our campaigns, in addition to savings in printing and reduced carbon emissions. In Argentina we took a step further and the customer brochure has become 100% digital, with immediate increased conversion rates. Approximately 75% of the consultants in Argentina share content via the Natura app, producing around 400,000 content items each month.

The &Co Pay platform significantly expanded the number of accounts, reaching nearly 300,000, and total payment volume in 9M is ahead of the R$4 billion annualized estimate, supported by accelerated adoption of the instant payment service (Pix) launched in Q2, and the processing of all sales to consultants via credit card, initiated this quarter.

In the retail channel we reached 767 owned and franchised stores (+94 stores vs. Q3-20), including Natura and The Body Shop, which reported strong growth compared to Q3-20.

__________________

6 Excluding the phasing effect of the cyber incident that increased Q3-20 net revenue by R$393 million in Latam (R$214 million in Brazil and R$179 million in Hispanic Latam).

7 For comparison purposes, 2019 figures include Avon Products, Inc, on an aggregated basis in IFRS.

The Avon brand in Brazil posted Q3 net revenue of -18.4%88 vs. Q3-20, when its revenue grew +6.1%9vs. the year before. Compared to Q3-19 (pre-pandemic), net revenue was -13.3%9. The new commercial model implemented in late Q1 is still in its adjustments period and in May we significantly reduced the number of beauty leaders and introduced important changes to their remuneration, with a greater focus on the business activity of their groups rather than recruitment. This resulted in improved leader earnings but caused a decline in recruitment levels, leading to a further 16.4% reduction in available representatives, similar to what we experienced at Natura in the past. As we evolve in the model implementation, new measures have recently been introduced to balance recruitment. Initial signs have been positive, and we are confident the new commercial model will stabilize in the short-term.

The Avon brand’s power increased significantly compared to Q3-20, driven by its attributes as a top-of-mind brand and differentiation. Representative satisfaction reached a new record-high, driven mainly by: i) higher satisfaction with the digital tools thanks to recent improvements to the orders website, mobile app and digital brochure; ii) enhanced perceptions of the beauty leaders’ role, who are seen as more available, better informed and helpful in providing orientation about products and sales strategies; iii) higher attendance at sales events; iv) improved call center; and v) higher satisfaction with make-up, face care and home portfolio, the highest among local peers.

In Hispanic Latam, the Avon brand posted +11.9%8 net revenue growth in Q3-21 (+10.7%8 at CC), and +13.2%9 (-4.8%9 at CC) compared to Q3-19, driven by markets such as Central America, Chile and Argentina, and core categories such as make up, body care and fragrances. Representative productivity was higher compared to last year (at CC) and the average number of representatives was stable compared to Q3-20.

Digitalization of the business progressed and the number of representatives using the Avon On platform improved by 5pp relative to Q3-20, reaching 19%. Recently introduced tools for digital appointments are yielding positive results, showing an increase of 86% in self-made registrations in core markets such as Mexico, Colombia and Argentina.

We made significant strides in Avon’s transformation in the region. We have just completed the implementation of the new commercial model in Ecuador, leveraging learnings from the Avon Brazil model, and initial results have shown an increase in representative appointments. We are preparing to start implementation in Central America and Colombia by early 2022. This should enable acceleration of Wave 2 of the transformation plan across the region. The “Mira de Nuevo” (Watch Me Now) brand campaign was launched in Chile, Peru and Ecuador as part of the most important fashion event in Latin America, Colombia Moda, achieving a social media reach 280% higher than last year.

Attesting to the brand’s strengthening reputation in the region, the Merco ranking ranked Avon as number 3 in reputation and corporate governance, in Colombia and Argentina, respectively, improving significantly from a year ago.

AVON INTERNATIONAL:

New commercial model being implemented across top 9 markets

Avon International posted net revenue of R$2,053.7, -14.3%10 vs. Q3-20 (-13.5%10 at CC). Compared to Q3-19 (pre-pandemic), net revenue was +2.4%11 (-22.1%11 at CC). In 9M21, net revenue was up by +6.3% vs. 9M20 (-2.9% at CC) and +5.4%11 vs. 9M19 (-23.1%11 at CC).

Avon’s revenue in the quarter reflected continued pandemic effects, especially in Central and Eastern Europe (most notably in Russia and Poland). The average number of representatives in the quarter was down 10.8% compared to Q3-20.

Avon celebrated its 135th anniversary, achieving unprecedented social media reach, and a Kantar report recognized Avon and Natura as number one brands in social impact.

Key markets such as the UK, South Africa and the Philippines gained market share this quarter and in the first nine months of the year, driven by key CFS categories (color, fragrances, and skin care), showing better relative performance despite overall consumption contraction due to uneven Covid recovery. Overall representative satisfaction showed positive momentum vs. 2020 and 2019, driven by South Africa, Poland and the UK and supported by best-ever service levels in order fill rate.

The new commercial model, mirroring Natura’s segmentation approach, is being implemented across Avon International’s top 9 markets, after successful pilots in the Nordics and South Africa. Significant progress was made in streamlining the operational model across all markets: standardization of campaign cycles, optimized resource allocation with key markets serving as hubs, and approximately 20% reduction of non-strategic SKUs generating a run rate in savings of over $100 million, as included in our guidance.

___________________

8 Excluding the phasing effect of the cyber incident that increased Q3-20 net revenue by R$214 million in Brazil.

9 For comparison purposes, 2019 figures include Avon Products, Inc, on an aggregated basis in IFRS.

10 Excluding the phasing effect of the cyber incident that increased Q3-20 net revenue by R$61 million at Avon International.

11 For comparison purposes, 2019 figures include Avon Products, Inc, on an aggregated basis in IFRS.

Online sales at Avon International, which include e-commerce and social selling, accounted for 6% of sales, up by +19.0% compared to last year and 3.0x higher than pre-pandemic levels (Q3-19). Investments in digital made since the acquisition are supporting the increase in social selling adoption at Avon International, which has already reached 15% vs. 3% pre pandemic, and which will converge into one single platform, Avon On, to be scaled up in 2022.

Launches in the quarter included the Anew Renewal Power Serum, containing its exclusive Protinol technology. The product aims to smooth lines and firm skin, giving a better-quality collagen boost, and niacinamide, which protects collagen and helps renew skin at the surface. Furthermore, Avon bestselling beauty Advent calendar is back for 2021, packaged with beauty and make-up essentials.

Further focus on the Avon brand, cult products and gifting will be reinforced in 2022. Net revenue of the Avon brand (Avon International + Latam), grew by 10.7% in BRL in 9M-21 (+3.4% at CC), thus becoming the first cumulative 9-month period of growth for the Avon brand in the last 5 years, highlighting the initial positive steps of its turnaround.

THE BODY SHOP: Store reopenings driving growth

The Body Shop posted net revenue of R$1,390.6 million in Q3-21, up by 0.4% in BRL (-1.2% at CC). Compared to Q3-19 (pre-pandemic), net revenue was up by a strong +52.5% (+7.1% at CC). In 9M21, net revenue was up by 20.6% vs. 9M20 (+7.1% at CC), and +49.4% vs. 9M19 (+1.9% at CC).

The Body Shop posted strong growth across most regions, driven by own stores that represented 40% of sales (vs 36% in 3Q20), and head franchisees also posting strong growth vs previous year. Stores have seen a strong recovery in 2021 as they re-open but remaining restrictions in many markets globally have resulted in lower footfall levels vs 2019. As Covid restrictions ease in Western markets, we continue to see challenging trading conditions notably in the APAC region, with markets such as India, Indonesia as well as Australia experiencing prolonged pandemic-related impacts. In addition, The Body Shop has undergone supply chain disruptions in specific markets such as the USA. The Body Shop lost 9% of own-store trading days in Q3-21 versus 10% in Q3-20.

Deployment of the new store concept across the existing portfolio has resumed, resulting in a like-for-like sales uplift of approximately 10%, with 100 stores expected to be renovated by year-end.

The quarter saw continued channel rebalancing, as expected, with a slowdown in e-commerce and in The Body Shop At Home, reflecting the retail re-opening and strong comparison base in Q3-20, when all non-digital channels were closed. However, e-commerce is currently at 2x above pre-pandemic levels, while At-Home is at 2.5x.

We saw positive signs of sales momentum from the Japan head franchisee buyback in Q3-20. Under new management, we have been optimizing the store footprint, while also opening 3 stores with the new store concept. In addition, as part of our initiatives to drive cross-sell and up-sell opportunities between our brands, we are planning to launch The Body Shop At Home in Russia, leveraging Avon’s presence in that market.

In Q3-21, The Body Shop launched the new hair line called Vegan Silk Protein. With over 90% natural-origin ingredients for all hair types. Vegan silk cleverly replicates the chemical structure of natural silk and is fully plant-based, leveraging Natura’s R&D. The haircare is registered by the British Vegan Society and distributed in 100% recycled & recyclable bottles & jars.

We have seen positive results from the early release to the market in September of our Advent Calendars, with a broader assortment, notably in the At Home channel.

The Body Shop made further advances on its ESG agenda with: (i) the continued roll-out of 500 refill stations in stores across the world, having reached almost 300 to date. We have observed over 30% product growth in stores that have refill stations compared to the same products in non-refill station stores. (ii) the relaunch of iconic body butter with 100% vegan formulation with a new, more premium price positioning and sustainable packaging (100% recycled plastic and aluminum). The Body Shop’s Body Butter line is currently 100% produced by Avon’s Good Manufacturing Practices certified plant in Poland, on track to yield US$ 50 million in recurring annual synergies.

The quarter ended with 1,009 own stores and 1,547 franchise stores (a total of 2,556 stores) with 138 net store closures (own and franchise) since Q3-20. The increase in own stores compared to the same period last year is mainly explained by the Japan business buyback. The chart below shows the store count evolution:

AESOP: Continued strong growth with advance in omnichannel model

Aesop posted another quarter of solid growth, with net revenue of R$553.4 million in Q3-21, up by 12.0% in BRL (14.2% at CC). Compared to Q3-19 (pre-pandemic), net revenue was up by a very strong +87.3% (+36.8% at CC). In 9M21, net revenue was +39.8% (+27.5% at CC), and +100.6% vs. Q3-19 (+40.4% at CC).

Revenue growth was particularly strong in Asia (+18%), with North Asia alone contributing for 80% of the group’s incremental sales growth, and the Americas posting +17% growth.

Despite strong growth, the quarter presented a challenging operating environment. Many markets around the world remain significantly affected by the pandemic, such as Australia, New Zealand and the European Union, resulting in about 15% lost store days due to store closures. In addition, the business experienced logistics and supply chain disruptions in certain markets.

Retail channels accounted for 80% of sales in the quarter, with stores sales up 26% at CC vs. Q3-20. In the quarter, Aesop continued to invest in store expansion and launched 7 new signature stores in Hong Kong, Seoul, Taipei and Jeju Island (South Korea), New Jersey and Edinburgh. Total online sales reached 20% of net revenue, down from 22% in Q3-20, as expected, and remain 2x above their Q3-19 level (pre-pandemic). In August, Apple Pay was launched as a payment option through Aesop.com as 77% of customers use Apple devices to browse on the website.

In the quarter Aesop launched a new skincare product, Parsley Seed Anti-Oxidant Intense Serum, within the Parsley Seed line, an intensified version of the original serum, that works to hydrate the skin while protecting it from airborne pollutants. It contains antioxidant-rich ingredients such as grapeseed, green tea and parsley seed extracts.

Steady progress was made on the China entry plan with brand activation and go-to-market scheduled by H2-22. As part of the entry plan, we are advancing in product registration and in obtaining Good Manufacturing Practice (GMP) certificate which is required by authorities. Our manufacturers’ plants in Victoria, Australia have recently been certifed and will be sourcing part of the products into China. Investments in digital platforms and CRM are being stepped up for the omnichannel entry strategy.

Aesop made further advances on it ESG agenda: (i) it set emissions reduction targets for its direct emissions (scopes 1 & 2), in accordance with SBTi; and (ii) it is preparing for refill testing to be used by customers in stores with the receipt of 'Forever' Glass Vessel units. The launch is expected for Aesop South Yarra, Melbourne later this year.

Signature stores totaled 256 in Q3, including net +5 doors in the quarter. A store count table is provided below:

5. Social and environmental performance

(all actions refer to Natura &Co Group, unless stated otherwise)

COMMITMENT TO LIFE – ONE YEAR ON

One of the key pillars of our 2030 sustainability goals, our “Commitment to Life,” focuses on shifting our business towards net zero as well as increasing our efforts to protect the Amazon. Our CEO addressed these themes during Climate Week in New York, the COP15 conference on Biodiversity in Kunming, attended by President Xi Jinping in China and the United Nations Conference of Parties COP26 which allowed the Group to provide its perspective and position.

COP26 in Glasgow is a defining moment for the future of our planet. Natura &Co was out in force, with our top executives across all our businesses, spreading our key message that we should build the global carbon market and that “Amazonia is the way to our future”. In over 30 events, Natura &Co´s spokespeople raised awareness that without the Amazon, the goals of the Paris Agreement cannot be reached. As part of our presence at COP26, we called for an acceleration to create an agreement on nature similar to the Paris Agreement on climate change, in order to reverse nature and biodiversity loss by the end of this decade. Conservation and restoration play a role in mitigating climate change that is equal to that of advanced fossil fuel substitution and carbon sequestration technologies.

In line with our Amazon commitments, Natura &Co has partnered with the Science Museum in October in the UK to sponsor the Sebastião Salgado “Amazônia” exhibition, exemplifying the connection between climate and nature on beautiful imagens of the Amazon whilst raising awareness of the living conditions of traditional people that are true guardians of the forest.

As part of our commitment to embrace circularity, Natura &Co is a signatory of The Ellen MacArthur Foundation’s New Plastics Economy Global Commitment. This initiative unites more than 1,000 organizations across the plastic packaging value chain to change global ﬂows of plastic packaging material by 2025. As part of our 2030 Commitment to Life targets we committed ourselves to have 100% of materials being either reusable, recyclable or compostable.

COMMITMENT TO LIFE HIGHLIGHTS

To Address the Climate Crisis:

•	Since the beginning of 2021, we have shared R$ 29.8 million with the Amazon communities we work with. We continue to allocate resources to community supply chains, improving their structure, by adding value to bio-ingredients and raw materials they sell to Natura &Co, guaranteeing higher product quality while improving their local economy.

•	Natura &Co launched a new monitoring tool called PlenaMata (https://plenamata.eco/en/), in partnership with Mapa Biomas and Info Amazonia, which provides a centralized database for information on the health of the Amazon to help to support future conservation and regeneration initiatives. In Q3-21, PlenaMata measured that approximately 187 million trees were taken down, compared to over 460 million since the start of 2021 in the Legal Amazon region.

To defend Human Rights and to be Human-Kind:

•	The 50% gender balance target for the senior leadership team was reached in Q3-21, ahead of the original deadline in 2023.

•	US$ 163 million were invested in causes (cumulative since 2020), considering an increase of over US$ 20 million since Q2-21. Our causes for Q3 include initiatives supporting the Amazon, increasing our activities in public education for Hispanic America and Save Cruelty Free Cosmetics campaign with Cruelty Free International, PETA and Dove.

To embrace Circularity and Regeneration:

•	We have reached 8.8% of recycled plastic content of all plastic used (Q3 2021).

•	We announced the launch of the EcoBeautyScore Consortium with L’Oreal, LVMH, Henkel and Unilever to create a common environmental impact assessment of cosmetics products.

Brand Actions

Natura &Co Latin America

Following its Anti-Racist Commitment, Avon Brazil launched project DIVA (Diversity+AVON) which includes several initiatives to reach its commitment goals. The first announcement from DIVA is a new talent platform, exclusively for black people and people of color who want to be AVON associates. This platform will facilitate the inclusion of black talent in every selection process, attracting and identifying suitable profiles

Avon International

Avon International remains engaged to help embrace circularity and partnered with The Plastic Flamingo (PLAF) in the Philippines for a plastic reuse project.

The Body Shop

On August 31, The Body Shop launched Save Cruelty Free Cosmetics, a campaign which, in an industry first, saw us partner with Dove to amplify the rallying call of Cruelty Free International, PETA, and over 100 animal rights NGOs, asking the European Commission to uphold the ban on animal testing for cosmetics in Europe. With activations in every EU country and pop-up activities in France, Belgium, Spain, Italy, and Sweden, we are confident we will gather 1 million statements of support on our European Citizens Initiative.

The Body Shop is rolling out its Refill stations across its stores, totaling almost 300 to date.

Aesop

Employee Resource Groups (ERG’s) setup to cultivate belonging and inclusivity: PRISM (Aesop’s LGBTQIA+), Women at Aesop (and Allies), Anti Racism Committee (ARC).

Awards and Recognitions:

Natura &Co

•	Natura &Co was voted the top Latin American Company for its sustainability leadership by a GlobeScan sustainability survey, which ranks companies by regions in which they are headquartered. The survey highlights our efforts in integrating sustainability into our business strategy.

•	To continue to raise awareness of our Commitment to Life 2030 Sustainability Vision, Natura &Co has partnered with WaterBear, an Academy Award winning groundbreaking interactive streaming platform dedicated to the future of our planet. Through our own dedicated channel on the platform, we will be able to share Natura &Co stories.

•	As part of a global initiative of 50 businesses, Natura &Co was a signatory to a business statement calling for the recognition of the human right to a clean, healthy, and sustainable environment (HRH2HE) as a new international human right, which was voted by the Human Rights Council in October.

•	Natura &Co was honored to be one of the first to be awarded the inaugural 2021 Terra Carta Seal, granted by HRH Prince of Wales, which recognizes global companies that are driving innovation and demonstrating their commitment to, and momentum towards, the creation of genuinely sustainable markets.

•	Natura &Co joined The Earthshot Prize, HRH Prince William and The Royal Foundation of The Duke and Duchess of Cambridge in 2020, as a Global Alliance Member, a group of world-leading companies and brands operating on every continent who will support and scale ground-breaking solutions developed by The Earthshot Prize Finalists and Winners.

Natura

•	Natura continued to lead the Merco Ranking in Brazil (Corporate Reputation Business Monitor), as one of the most responsible companies and with best corporate governance.

•	Regarding Climate and Circularity, Natura through its Kaiak line, announced its partnership with the Schurmann Family, the first Latin American family to circumnavigate the world in a sailboat, in the “Voice of Oceans” (Voz dos Oceanos) expedition. The expedition seeks to raise awareness of ocean pollution and show that it is possible to foster the recycling chain and avoid the production of more waste that pollutes the waters.

6. Capital Markets
and Stock Performance

NTCO3 shares traded at R$45.57 at the end of Q3-21 on the B3 stock exchange, -20.4% in the quarter. Average Daily Trading Volume (ADTV) for the quarter was R$327.0 million, +7.7% vs Q3-20. NTCO traded at US$16.65 at the end of Q3-21 on NYSE, -26.4% in the quarter.

On September 30, 2021, the Company’s market capitalization was R$62.9 billion, and the Company’s capital was comprised of 1,379,458,008 common shares.

7. Fixed income

Below is a table with details of all public debt instruments outstanding per issuer as of September 30, 2021:

In the quarter, the Company settled R$2,135.6 million in debentures issued by Natura Cosméticos maturing in September, of which i) R$1,827.3 million related to the 7th issuance, and ii) R$308.3 million related to the 9th issuance.

RATINGS

Below is a table with our current credit ratings:

8. Appendices

CONSOLIDATED BALANCE SHEET

CONSOLIDATED INCOME STATEMENT-

INCLUDING PURCHASE PRICE ALLOCATION (PPA) AMORTIZATION

PURCHASE PRICE ALLOCATION (PPA) AMORTIZATION

CONSOLIDATED STATEMENTS OF CASH FLOW

9. Conference call and webcast

10. Glossary

Abihpec: Brazilian Association of the Personal Hygiene, Perfumery and Cosmetics Industry

ADR: An American Depositary Receipt is a negotiable certificate issued by a U.S. depository bank representing a specified number of shares of a non-U.S. company stock.

ADS: The individual issuance of shares in a U.S. stock exchange by a non-U.S. company is referred to as American Depositary Shares (ADS)

Adjusted EBITDA: Excludes effects that are not considered usual, recurring or not-comparable between the periods under analysis

APAC: Asia and Pacific

Avon representatives: Self-employed resellers who do not have a formal labor relationship with Avon

B3: Brazilian Stock Exchange

Benefit Sharing: In accordance with Natura’s Policy for the Sustainable Use of Biodiversity and Associated Traditional Knowledge, benefits are shared whenever we perceive various forms of value in the access gained. Therefore, one of the practices that defines the way in which these resources are divided is to associate payments with the number of raw materials produced from each plant as well as the commercial success of the products in which these raw materials are used

BPS: Basis Points; a basis points is equivalent to one percentage point * 100

Brand Power: A methodology used by Natura &Co to measure how its brands are perceived by consumers, based on metrics of significance, differentiation and relevance.

BRL: Brazilian Reais

CDI: The overnight rate for interbank deposits

CFT: Cosmetics, Fragrances and Toiletries Market (CFT = Fragrances, Body Care and Oil Moisture, Make-up (without Nails), Face Care, Hair Care (without Colorants), Soaps, Deodorants, Men’s Grooming (without Razors) and Sun Protection

COGS: Costs of Goods Sold

Constant currency (“CC) or constant exchange rates: when exchange rates used to convert financial figures into a reporting currency are the same for the years under comparison, excluding foreign currency fluctuation effects

CO2e: Carbon dioxide equivalent; for any quantity and type of greenhouse gas, CO2e signifies the amount of CO2 which would have the equivalent global warming impact.

EBITDA: Earnings Before Interests, Tax, Depreciation and Amortization

EMEA: Europe, Middle East and Africa

EP&L: Environmental Proﬁt & Loss

Foreign currency translation: conversion of figures from a foreign currency into the currency of the reporting entity

G&A: General and administrative expenses

GHG: Greenhouse gases

ICON: Consumer Stock Index of the B3 stock exchange, designed to track changes in the prices of the more actively traded and better representative cyclical and non-cyclical consumer stocks

Innovation Index: Share in the last 12 months of the sale of products launched in the last 24 months

IBOV: Ibovespa Index is the main performance indicator of the stocks traded in B3 and lists major companies in the Brazilian capital market

IFRS – International Financial Reporting Standards

Kantar: Data, insights and consulting company with global presence

Hispanic Latam: Often used to refer to the countries in Latin America, excluding Brazil

LFL: Like-for-Like, applicable to measure comparable growth

Natura Consultant: Self-employed resellers who do not have a formal labor relationship with Natura

Natura Crer Para Ver Program (CPV): Special line of non-cosmetic products whose profits are transferred to the Natura Institute, in Brazil, and invested by Natura in social initiatives in the other countries where we operate. Our consultants promote these sales to benefit society and do not obtain any gains.

Natura Institute: Is a nonprofit organization created in 2010 to strengthen and expand our Private Social Investment initiatives. The institute has enabled us to leverage our efforts and investments in actions that contribute to the quality of public education

NYSE: New York Stock Exchange

P&L: Profit and loss

PP: Percentage point

PPA: Purchase Price Allocation - effects of the fair market value assessment as a result of a business combination

Profit Sharing: The share of profit allocated to employees under the profit-sharing program

SEC: The U.S. Securities and Exchange Commission (SEC) is an independent federal government regulatory agency responsible for protecting investors, maintaining fair and orderly functioning of the securities markets, and facilitating capital formation

SG&A: Selling, general and administrative expenses

SM&L: Selling, marketing and logistics expenses

SLB: Sustainability Linked Bond

SPT: Sustainability Performance Targets

SSS: Same-Store-Sales

Supplier Communities: The communities of people involved in small–scale farming and extraction activities in a variety of locations in Brazil, especially in the Amazon Region, who extract the inputs used in our products from the social and biodiversity. We form production chains with these communities that are based on fair prices, the sharing of benefits gained from access to the genetic heritage and associated traditional knowledge and support for local sustainable development projects. This business model has proven effective in generating social, economic and environmental value for Natura and for the communities.

Synergies: Synergy is the concept that the value and performance of two companies combined will be greater than the sum of the separate individual parts.

TBS: The Body Shop.

UNI: Underlying Net Income.

11. Disclaimer

EBITDA is not a measure under BR GAAP and does not represent cash flow for the periods presented. EBITDA should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flow as an indicator of liquidity. EBITDA does not have a standardized meaning and the definition of EBITDA used by Natura may not be comparable with that used by other companies. Although EBITDA does not provide under BR GAAP a measure of cash flow, Management has adopted its use to measure the Company’s operating performance. Natura also believes that certain investors and financial analysts use EBITDA as an indicator of performance of its operations and/or its cash flow.

This report contains forward-looking statements. These forward-looking statements are not historical fact, but rather reflect the wishes and expectations of Natura’s management. Words such as “anticipate,” “wish,” “expect,” “foresee,” “intend,” “plan,” “predict,” “project,” “desire” and similar terms identify statements that necessarily involve known and unknown risks. Known risks include uncertainties that are not limited to the impact of price and product competitiveness, the acceptance of products by the market, the transitions of the Company’s products and those of its competitors, regulatory approval, currency fluctuations, supply and production difficulties and changes in product sales, among other risks. This report also contains certain pro forma data, which are prepared by the Company exclusively for informational and reference purposes and as such are unaudited. This report is updated up to the present date and Natura does not undertake to update it in the event of new information and/or future events.

Investor Relations Team

Tel.: +55 (11) 4389-7881
ri@natura.net

Item 2

1 Second - Quarter 2021 Results August 13, 2021

Earnings presentation of Natura &Co Holding S.A. for the nine-month period ended September 30, 2021.

Third-Quarter 2021 *Results*

November 12, 2021

AVON natura THE BODY SHOP Aēsop

natura &co

This presentation may contain forward-looking statements.

Such statements are not statements of historical fact and reflect the beliefs and expectations of Natura &Co's management.

The words "anticipates," "wishes," "expects," "estimates," "intends," "forecasts," "plans," "predicts," "projects," "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties.

Known risks and uncertainties include, but are not limited to, the impact of competitive products and pricing, market acceptance of products, product transitions by the Company and its competitors, regulatory approval, currency fluctuations, production and supply difficulties, changes in product sales mix, and other risks.

This presentation also may include pro-forma and adjusted information prepared by the Company for information and reference purposes only, which has not been audited. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

https://ri.naturaeco.com/en/

Natura &co 2

Q3 and 9M-21
Highlights

Natura &Co reports revenue of -4.2%[1] vs. Q3-20 on its highest-ever comparable, and strong growth of +20.7% vs. Q3-19 (pre-pandemic)

Solid underlying performance...

- Net revenue: -4.2%[1] in Q3, +14.4% in 9M and +20.7% vs Q3 2019:
- Adjusted EBITDA: Margin of 8.6%, -620bps, sequentially higher than in Q2
- Net Income: R$272 million in Q3; R$352.6 million in 9M vs a loss of R$827.6 million in 9M20

...in a challenging operating environment

- Inflationary pressures and foreign currency effects had a 530bps effect on adjusted EBITDA; offset by synergies and revenue management
- Supply chain and freight issues
- Uneven recovery from Covid-19 pandemic

Continued market outperformance

- Outperformed CFT peers in the last 9 months and since the start of 2020 (pre-pandemic)

Acceleration in Avon integration

- Total Avon sales (Latam + International) in 9M showed growth +10.7% in BRL (+3.4% at CC) for the first time in five years
- Synergies on track

Share repurchase and possible NYSE listing

- R$1.5 billion share repurchase program
- Evaluating a primary listing on NYSE, with BDRs in Brazil:
  - Global profile
  - +70% revenues outside Brazil
  - Amplify its 2030 Sustainability agenda
  - Optimize its corporate structure

natura &co 3

Accelerated Avon Latam integration and synergies on track

Avon's integration in Latin America is on track, with important progress in procurement, customer and financial services, distribution and digital.

Brand Power

Significant increase in Avon brand's power vs Q3-20

Progress in digitalization and advances in social selling adoption

+19% of reps using the Avon On platform (+5 pp vs Q3-20)

+86% registrations in **digital channels**

Representative Satisfaction

Highest satisfaction ever achieved in Brazil and Hispanic Latam (67% vs. 54% Q3-20)

ANEW
ULTIMATE

Continued market share gains

Direct sales channel: Fragrances & Make-up

Wave 1

Fixing fundamentals

New commercial model

20% reduction in SKUs

Wave 2

Building on overlap to capture growth opportunities

- Launch of the "Mira de Nuevo" (Watch Me Now) in Chile, Peru and Ecuador
- #3 in Merco reputation ranking in Argentina and Colombia

ANEW

Progress on Synergies

On track to capture 40% in 2021

natura &co 4

Major progress in Avon International transformation

Brand Rejuvenation

Watch me Now

Global platform now in 70 countries

TikTok: 4.5bi views, #liftlockpop challenge

Bigger and Better Innovation

AVON

New commercial Model & Campaign cycle standardization

New commercial model being implemented across **top 9 markets**

Significant advances in streamlining the operational model

Market Share Gains

- UK
- South Africa
- Philippines

Synergies

- Run rate savings of over $100 million, included in our guidance.
- Manufacturing Synergies:
  - US$ 50 million (TBS body butter in Poland Plant)

Digital – Avon On

- Social selling adoption at 15% vs. 3% pre pandemic
- Single Platform to be scaled up in 2022.

ON
AVON
On
MY STORY MATTERS
#WATCHMENOW

natura &co 5

Continued strong momentum in digital

Q3-21

15%
9%
76%

Digitally-enabled sales

52% of total sales

+6.0 pp vs. Q3-20
+15.0 pp vs Q3-19

- Retail
- Online (e-commerce + social selling)
- Relationship Selling

1. &Co Pay
- Natura in Brazil : ~300,000 accounts
- Total Payment Value ("TPV"), ahead of estimate

2. Avon
- 100% growth in reps using Avon On
- 12% sharing e-brochure
- 7x growth of online stores
- Online sales at Avon International +19% vs Q3-20

3. The Body Shop
- E-commerce at 2x above pre-pandemic levels
- TBS At Home at 2.5x above pre-pandemic levels

4. Aesop
- Apple pay
- WeChat mini app
- Online sales 2x above pre-pandemic levels

5. Natura
- Consultant Sales Brochure 100% Digital in Brazil
- New interactive e-brochure Argentina
- Online sales in Latam +13% vs Q3-20

natura &co 6

Continued strong pipeline of innovative products

AVON

ANEW
RENEWAL POWER SERUM

natura

Chronos Super Sérum Wrinke Reducer
Combining Brazilian biodiversity prebiotics

CHRONOS

THE BODY SHOP

Vegan Silk Protein
Hair repair line powered by new Vegan Silk Protein

THE BODY SHOP
GINGER
VEGAN

Aēsop.

PARSLEY SEED

*Protinol: Edison Innovation Award 2021

natura &co 7

Sustainability: Call to action at COP26

Carbon Market

- Creation of a carbon market with effective mechanisms

Call to action by Natura &Co at COP26: **'Amazonia is the way to our future'.**

Launch of **PlenaMata portal**

- Engage stakeholders to support the **fight against deforestation,** promote conservation, and support social progress.

natura &co 8

WHITE MUSK
Aēsop.
ESSENCIAL

Consolidated Financial Performance

Guilherme Castellan, CFO

AVON natura THE BODY SHOP Aēsop.

Natura &co

Natura &Co revenue -4.2%vs. Q3-20 on highest-ever comparable, strong growth of +20.7% vs. Q3-19 (pre-Covid)

NET REVENUE[1]
(R$ million)
+14.4%
28,521
24,925
+8.0%
CC
-4.2%
9,966
9,549
-4.5%
CC
Q3-20
Q3-21
9M-20
9M-21

Natura &Co Latam
Q3: -2.4% in BRL
-3.2% at CC
9M: +14.4% in BRL
+11.5% at CC

Avon International
Q3: -14.3% in BRL
-13.5% at CC
9M: +6.3% in BRL
-2.9% at CC

The Body Shop
Q3: +0.4% in BRL
-1.2% at CC
9M: +20.6% in BRL
+7.1% at CC

Aesop
Q3: +12.0% in BRL
+14.2% at CC
9M: +39.8% in BRL
+27.5% at CC

HIGHLIGHTS

Natura &Co Latam strong performance in Q3-21 vs Q3-19 (pre-pandemic): +18.2% (+7.9% at CC)
Avon International reflected continued pandemic effects in core markets. Q3-21 vs Q3-19: +2.4% (-22.1% at CC)
The Body Shop posted growth across most regions. Q3-21 vs Q3-19 (pre-pandemic): +52.5% (+7.1% at CC)
Aesop's robust growth driven by all regions (pre-pandemic): Q3-21 vs Q3-19: +87.3% (+36.8% at CC)

natura &co 10

Adjusted EBITDA margin evolution

Q3-21 CONSOLIDATED EBITDA
(R$ million)

1,457.0
90.3
1,547.3
(471.7)
(102.2)
(57.8)
(46.2)
(50.4)
819.1
(105.1)
240.0
953.9
14.0%
14.8%
8.6%
10.0%
Q3-20 EBITDA
Transformation Costs
Q3-20 Adjusted EBITDA
Natura &Co Latam
Avon International
The Body Shop
Aesop
Corporate Expenses
Q3-21 Adjusted EBITDA
Transformation Costs
Tax Credits, Recoveries and Prov. Reversal
Q3-21 EBITDA

- Adjusted EBITDA margin of 8.6% (-620 bps) in Q3 and 9.1% in 9M-21 (-190 bps)
- Reported EBITDA margin of 10.0% (-400 bps) in Q3 and 8.5% in 9M-21 (-50 bps)

natura &co 11

2021 and 2020 margins reflect several impacts related to a challenging operating environment

Q3-20
14.8%
(3.0%)
11.8%
Q3-20 Adjusted Margin
Pandemic-related and cyber incident one-off effects
Q3-21
+10 bps
8.6%
5.3%
(5.7%)
2.8%
0.9%
11.9%
Q3-21 Adjusted Margin
Inflationary & FX Pressures
Synergies/ Revenue Management
Temporary Business Pressures
Investments

Synergies and revenue management more than offset 530 bps of inflationary impacts and FX pressures natura &co 12

Underlying Net Income evolution

UNI mainly impacted by lower EBITDA, partially offset by positive income tax resulting from non-recurring tax credits in Brazil

Q3-21 UNI[1]
(R$ million)

381.7
111.0
115.1
607.8
(488.2)
20.2
14.2
170.9
324.9
(140.7)
88.7
272.9
Q3-20 Net income(a)
PPA effect
Avon Acquisition Effects
Q3-20 Underlying Net Income
EBITDA
Depreciation
Financial Expenses
Income Tax
Q3-21 Underlying Net Income
Avon Acquisition Effects
PPA effect
Q3-21 Net income(a)
Transf. Costs: R$(90.3)
Disc. Ops: R$(24.7)(b)
Non-contr. int.: R$4.0(b)
Transf. Costs: R$(105.1)
Disc. Ops: R$(38.9)(b)
Non-contr. int.: R$3.3(b)

(a) Net income attributable to controlling shareholders
(b) In Q3-20, reported UNI was R$587.1 million vs. R$607.8 million, because it included R$(20.7) million of non-controlling interest and discontinued operations, which are now reallocated to Avon Acquisition Effects

- 9M-21 UNI of R$867.3 million vs. R$153.1 in Q3-20;
- 9M-21 reported net income of R$352.6 million vs. a net loss of R$(827.6) in 9M-20

[1] Underlying Net Income

natura &co 13

Enhancing liquidity profile aiming at achieving investment grade

Q3-21

US$625 million	1.83x	R$5.4 bn
New Credit Facility to enhance liquidity ("RCF")	Group net-debt to EBITDA ratio	Cash at quarter-end

NET DEBT AND NET DEBT-TO-EBITDA RATIO
(R$ million)

Net-Debt-To-Ebitda Ratio
Net Debt
3.00x
0,97x
1.18x
1.43x
1.83x
9,857
3,405
4,954
5,948
6,700
Q3-20
Q4-20
Q1-21
Q2-21
Q3-21

AMORTIZATION SCHEDULE
(R$ million)

5,359
562
596
2,747
1,851
5,145
1,157
Cash and short-term deposits
2021
2022
2023
2024
2028
2043

natura &co 14

Natura &Co Latam

Financial Performance

natura &co
Latin America

Natura &Co Latam: Net revenue down in Q3 on strong comparable but solid rise in 9M

NET REVENUE[1]
(R$ million)
+14.4%
16,271
14,222
+11.5%
CC
-2.4%
5,690
5,551
-3.2%
CC
Q3-20
Q3-21
9M-20
9M-21
Natura Brasil
Q3: -16.5% in BRL
9M: -0.8% in BRL
Avon Brasil
Q3: -18.4% in BRL
9M: -7.9% in BRL
Natura Hispanic Latam
Q3: +16.6% in BRL
+20.5% at CC
9M: +42.7% in BRL
+44.4% at CC
Avon Hispanic Latam
Q3: +11.9% in BRL
+10.7% at CC
9M: +30.4% in BRL
+22.4% at CC

HIGHLIGHTS

- Natura's **brand power reached its highest level**, while the **Avon brand continued to gain strength** and was above Q3-20 level; **Avon brand posted growth** driven by markets such as Central America, Chile and Argentina, and core categories such as make up, body care and fragrances.
- **Natura &Co Latam´s net revenue grew 7.9% at CC compared to Q3-19, with strong performance by Natura and Avon brands**
- **Avon's integration in Latin America is on track, with important progress in procurement, customer and financial services, distribution and digital**

[1] Excluding cyber incident effects which shifted R$454 million of Avon sales to Q31 (R$179 million in Brazil and R$214 million in Hispanic Latam natura &co 16

Headwinds in the quarter and higher investments to accelerate growth

Natura &co Latin America

ADJUSTED EBITDA[1] AND ADJUSTED EBITDA MARGIN

(R$ million)

+5.7%
-47.0%
1,002.8
531.1
1,663.7
1,759.0
Q3-20
Q3-21
9M-20
9M-21
16.5%
9.6%
Margin
11.7%
10.8%

Q3-21 HIGHLIGHTS

- 750 bps of **gains from synergies and revenue management** nearly offset 830 bps impact from raw material inflation and FX headwinds
- Temporary business pressures reduced margin by 390 bps and higher **investments to accelerate growth** by a further 140 bps, consistent with our business plan
- Q3-20 adjusted EBITDA margin benefited from phased sales from the cyber incident (160 bps), which partially offset one-off costs (90 bps). **Excluding this effect, Q3-21 would have decreased by 10 bps this quarter**

[1] Excluding effects that are not considered recurring nor comparable between the periods under analysis, such as: Transformation costs and costs-to-achieve synergies

Natura &co 17

AVON
little
black
dress
little
black
dress

Avon International

Financial Performance

AVON

New commercial model being implemented across top 9 markets

AVON
international

NET REVENUE
(R$ million)

ex-cyber
R$ -14.3%
CC -13.5%
-16.4%
2,457.3
-15.7%
CC
2,053.7
+6.3%
6,228.9
-2.9%
CC
6,621.2
Q3-20
Q3-21
9M-20
9M-21

ADJUSTED EBITDA[1] AND EBITDA MARGIN
(R$ million, %)

-55.9%
183.0
80.8
-24.5%
358.2
270.5
Q3-20
Q3-21
9M-20
9M-21
7.4%
3.9%
Margin
5.7%
4.1%

[1] Excluding effects that are not considered recurring nor comparable between the periods under analysis, such as: Transformation costs and costs-to-achieve synergies, Avon acquisition related expenses and tax credits and provisions reversals

Q3-21 HIGHLIGHTS

- Revenue in Q3 reflected continued pandemic effects, especially in Central and Eastern Europe (mostly Russia and Poland)
- Market share gains in key markets such as Philippines, South Africa and UK, driven by key categories
- New commercial model implemented in top 9 markets after successful pilots
- Improved representative satisfaction with leaders and digital tools
- Q3-20 adjusted EBITDA margin benefited from pandemic-related one-off effects of cost containment and phased sales from the cyber incident (380 bps).
  - Excluding the one-off effects in Q3-20, adjusted EBITDA margin would have increased by 10 bps this quarter

Natura &co 19

The Body Shop

Financial Performance

THE BODY SHOP

Store reopenings driving growth

THE BODY SHOP

NET REVENUE
(R$ million)

+20.6%
3,927.9
3,257.0
+7.1% CC
+0.4%
1,384.6
1,390.6
-1.2% CC
Q3-20
Q3-21
9M-20
9M-21

EBITDA AND EBITDA MARGIN
(R$ million,%)

+2.5%
586.9
601.9
-18.7%
308.3
250.6
Q3-20
Q3-21
9M-20
9M-21
22.3%
18.0%
Margin
18.0%
15.3%

Q3-21 HIGHLIGHTS

- **Continued growth** across most regions as **retail channels reopened (40% of sales vs. 36% in 3Q20)**
- E-commerce and The Body Shop at Home sales are **double and 2.5-times pre-pandemic levels,** respectively.
- **Own stores** accounted for **40% of sales in Q3-21,** vs. 30% in Q3-20
- **New store concept** and **refill stations** being deployed across markets)
- Excluding one-off effects of cost containment and government support in Q3-20 EBITDA as a result of the pandemic, adjusted EBITDA margin this quarter **would have decreased by 10 bps this quarter**

natura &co 21

Continued strong growth with advance in omnichannel model

Aēsop.

NET REVENUE

(R$ million)

+39.8%
1,701.3
1,217.1
+27.5% CC
+12.0%
494.0
553.4
+14.2% CC
Q3-20
Q3-21
9M-20
9M-21

EBITDA AND EBITDA MARGIN

(R$ million; %)

+14.2%
382.5
335.0
-29.9%
154.4
108.2
Q3-20
Q3-21
9M-20
9M-21
31.3%
19.6%
Margin
27.5%
22.5%

Q3-21 HIGHLIGHTS

- **Revenue growth** was particularly strong **in Asia (+18%),** with North Asia alone contributing for 80% of the group's incremental sales growth, and the **Americas posting +17% growth**
- Ongoing challenges from COVID-19: About 15% lost store days due to full or partial store closures
- **Retail accounted for 80% of sales** in the quarter, with **store sales up 26%** at CC vs Q3-20
- **EBITDA margin reflected** high investment in digital, categories and geographic expansion to **accelerate growth**
- Excluding one-off effects of cost containment and government support in Q3-20 EBITDA as a result of the pandemic, adjusted EBITDA margin this quarter **would have been flat this quarter**

natura &co 23

Closing Remarks

Roberto Marques

AVON natura THE BODY SHOP Aēsop.

Natura &co

Major Initiatives *to drive growth 2022*

Natura &Co Latam

- Further roll-out of new Avon commercial model in Hispanic Latam
- Wave 2 of cross-selling and upselling of Natura and Avon
- Roll-out of Natura social-selling tools (e-brochures, live shopping, interactive launch events)
- &Co Pay roll out to Avon Brazil and Natura Latam

Aesop

- Preparing for China entry
- Fragrance focus
- Digital investments

The Body Shop

- Continued roll-out of new store concept & Refill stations
- Japan transformation
- Launch The Body Shop At Home in Russia, leveraging Avon presence

Avon International

- Roll out of new commercial model, based on segmentation approach
- Avon On app consolidation and scale up
- Brand investment with focus on cult products and gifting

natura &co 25

Creating value:
Assessing a potential re-listing on NYSE

NATURA HAS CONSISTENTLY OUTPERFORMED ITS KEY GLOBAL PEERS

Last 21M
9M-21
Q3-21
vs. 20
vs. 19
vs. 20
vs. 19
In FS
In CC
CFT Peers
13.1%
1.1%
-0.8%
14.4%
8.0%
9.6%
22.5%
0.4%
-2.8%
-4.2%
-4.5%
6.3%
20.7%
0.7%
-0.2%
Natura &Co
CFT
Natura &Co
CFT
Natura &Co
CFT
Natura &Co
CFT
Natura &Co
CFT

EV/EBITDA MULTIPLE

11.1x
15.5x
NTCO3
Global Peers Average

A potential re-listing is part of the Group's strategy to access global markets and investors while remaining committed to the markets where our Business Units and Affiliates operate.

Relisting objectives:

- Amplifies our 2030 Commitment to Life sustainability agenda
- Increases access to a broader investor base and analyst coverage
- Underscores our truly global profile: 70% revenues coming from outside Brazil, while keeping the dual listing in BR via BDR program
- Increases share liquidity and access new sources of financing

Net Revenue Breakdown by Currency

G-10 Currencies
Brazilian Real
Other Latam Currencies
Emergin Markets Currencies
9M-21
21%
21%
29%
29%

natura &co 26

Updated Guidance
Natura &Co

EBITDA MARGIN
(%)
EBITDA Margin
9.5%
14-16%
2020
2024E

- EBITDA margin progression over time, achieving mid-teens by 2024 at group level (vs 2023 initially), aligned with synergies timeline and Avon International's guidance, which remains on track for 2024 natura &co 27

Key Takeaways

1. Focused on execution while navigating in a challenging operating environment

2. Avon turnaround gaining traction

3. Multiple initiatives in 2022 to drive future growth

4. Share repurchase plan and potential relisting to drive value creation

5. On track to achieve top-line high-single digit CAGR by 2024; adjusted EBITDA margin to reach mid-teens in 2024

Creating the best beauty group *FOR* the world

natura &co 28

Thank You
AVON
natura
THE BODY SHOP
Aēsop
Natura &co

Apendix

Q3-21

AVON natura THE BODY SHOP Aēsop.

Natura &co

Adjusted figures exclude the following non-operational effects

1.

Avon acquisition costs

Non-recurring costs associated with Avon acquisition, in 9M-21

2.

Transformation/ Integration costs

Includes:

(i) Transformation Plan costs + Open-Up and Grow at Avon International

(ii) Integration costs (costs to achieve synergies)

3.

Tax credits, recoveries and provision reversal

natura &co 31

Debt profile

Q3-21 BY TYPE

8%
2%
15%
75%
Bonds
Working Capital
Debentures
Other

Q3-21 BY CURRENCY

6%
1%
30%
62%
BRL
USD
GBP
Other

natura &co 32

Breakdown of global net revenue by brand

NET REVENUE BY BRAND

(R$ million)

Brand	Q3-21	Q3-20	% (R$)	% (CC)	9M-21	9M-20	% (R$)	% (CC)
natura	3,015	3,165	-4.7%		8,570	7,535	+13.7%	
AVON	4,551	5,358	-15.1%		14,240	12,869	+10.7%	
THE BODY SHOP	1,417	1,402	+1.0%		3,996	3,303	+21.0%	
Aēsop.	554	495	+12.1%		1,704	1,218	+39.8%	
Total net revenue	**9,538**	**10,420**	**-8.5%**		**28,510**	**24,925**	**+14.4%**	

NET REVENUE BREADKDOWN (BY BRAND)

(%)

Q3-21
5.8%
14.9%
31.6%
47.7%
9M-21
6.0%
14.0%
30.1%
49.9%
Natura
Avon
The Body Shop
Aesop

natura &co 33